PROJECT TITLE: EGGSHELL

Budget Draft Dated: 7/1/22

Series Prep: 4 weeks   Series Production: 8 days per episode   12 episodes   **96 TOTAL SH

Production Company: 92East

Location: CA/NEW JERSEY

**PLEASE NOTE: THE FOLLOWING BUDGET IS CONTINGENT ON A TOTAL INVESTMENT PACKAGE OF 5 MILL
WITH WEVIDIT'S 5% EQUALING $250,000 TOTAL.**

PER EPISODE BREAKDOWN BELOW:

ABOVE THE LINE		DAILY RATE		DAYS NEEDED
Story & Script		FLAT		
Producer/Director	Salcido	1000		8
Producer/Director	Griffin	1000		8
CAMERA DEPARTMENT				
Director of Photography		2000		8
1st AC		600		8
Gaffer		600		8
2nd AC		400		8
Grip		400		8
Electric		400		8
PA		200		8
AUDIO DEPARTMENT				
Sound Mixer		1000		8
Boom Op		400		8
ART DEPARTMENT				
Production Designer		1000		8
Prop Master		400		8
Costume Designer		500		8
Hair/Makeup		400		8
PA		200		8
PRODUCTION DEPARTMENT				
Line Producer		500		8
Production Manager		300		8
PA		200		8

CASTING DEPARTMENT

Casting Director	FLAT

ADDITIONAL CREW

Composer	FLAT
Location Manager	FLAT
Special FX Coordinator	FLAT
Transporation Coordinator	FLAT
Stunt/Fight Coordinator	FLAT
Other Music - Artist/Bands	

CAST

Ryan	1000			8
James	1000			8
Kelly	1000			8
Jerad	1000			8
Additional Actors	500	X	12	4
Extras	150	X	20	3

EQUIPMENT & INSURANCE

Camera Gear (rentals and purchases)	8
Audio Gear (rentals and purchases)	8
Props and Costumes	8
Insurance	8

LOCATIONS

Location rentals

POST PRODUCTION

Editor 1	FLAT
Assistant Editor	FLAT

Hard Drives	FLAT
Sound Designer	FLAT
Color Correction	FLAT
Sound Mix	FLAT
Music Rights	FLAT

OTHER COSTS

Craft Services & Catering	FLAT
Incidentals	FLAT

NOTE: CAST & CREW MAKES UP 298K, MORE THAN 75% OI

OOT DAYS

.ION DOLLARS, TO BE SPLIT OVER 12 HALF-HOUR EPISODES,

	COST
	2,000
	8,000
	8,000
TOTAL	**18,000**
	16,000
	4,800
	4,800
	3,200
	3,200
	3,200
	1,600
TOTAL	**36,800**
	8,000
	3,200
TOTAL	**11,200**
	8,000
	3,200
	4,000
	3,200
	1,600
TOTAL	**20,000**
	4,000
	2,400
	1,600

	TOTAL	**8,000**
		5,000
	TOTAL	**5,000**
		20,000
		4,000
		5,000
		4,000
		4,000
		20,000
	TOTAL	**61,000**
	CREW TOTAL	**160,000**
		8,000
		8,000
		8,000
		8,000
		24,000
		9,000
	CAST TOTAL	**65,000**
		5,000
		2,000
		5,000
		5,000
	TOTAL	**17,000**
	TOTAL	**47,000**
		30,000
		10,000

	1000
	20,000
	3,000
	10,000
	15,000
TOTAL	**89,000**
	16,000
	1,000
TOTAL	**17,000**

GRAND TOTAL	395,000.00

F **TOTAL BUDGET**